Synta Pharmaceuticals Corp. 45 Hartwell Avenue Lexington, MA 02421

tel: 781 274 8200
fax: 781 274 8228

www.syntapharma.com

April 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Karen Ubell

Re:                             Synta Pharmaceuticals Corp.

Registration Statement on Form S-3

Filed March 14, 2013

File No. 333-187242

Dear Ms. Ubell:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Synta Pharmaceuticals Corp. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, May 1, 2013 at 4:00 p.m., or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Brian P. Keane of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3093 with any comments or questions regarding the Registration Statement.

Sincerely,

/s/ Keith S. Ehrlich

Keith S. Ehrlich
Vice President and Chief Financial Officer
Synta Pharmaceuticals Corp.